
Mail Stop 3561

January 25, 2018

Alton Perkins
Chief Executive Officer
AmericaTowne Inc.
4700 Homewood court, Suite 100
Raleigh, NC 27609

     Re: **AmericaTowne Inc.**
               Amendment No 1 to Form 10-K for the Fiscal
               Year Ended December 31, 2016
               Response Dated January 16, 2018
               File No. 0-55206

Dear Mr. Perkins:

We have reviewed your January 16, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 18, 2017 letter.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2016

Pushdown Accounting and Goodwill, page F-11

1. We reviewed your response to comments 1 and 11 as well as your amended financial statements. Please tell us why you did not restate the financial statements of AmericaTowne Inc. related to your determination that ATI Modular Technology Corporation did not meet the definition of a business as defined in ASC 805 related to your June 2016 transaction. Please note this comment also applies to your amended Forms 10-Q.

Note. 5 Note Payable, page F-15

2. We have read your response to comment 9. Please tell us your consideration of disclosing the noncash information related to the conversion of the other debt to equity as a non-cash transaction similar to your disclosure of the Xianghai Lin note. Refer to ASC 230-10-50-3 and 50-4.

Note 8. Income Taxes, page F-16

3. We have reviewed the revisions to your disclosures related to comment 6. Please tell us why you have not recognized any deferred tax assets or liabilities for the year ended December 31, 2015. Please ensure your response also addresses why you did not offset fiscal 2015 current tax expense against any benefits of any unused net operating loss carry forwards.

Signatures, page 44

4. We have read your response and amendment related to comment 10 and we re-issue our previous comment. We note that the report has been duly signed by Alton Perkins in his capacity as your chairman of the board, chief executive officer and chief financial officer. Please revise to also include the signature of Alton Perkins in his capacities as controller or principal accounting officer. Refer to General Instruction D(2) of Form 10-K.

You may contact Tony Watson, Accountant, at (202) 551-3318 if you have questions regarding comments on the financial statements and related matters. Please me at (202) 551-3344 with any other questions.

Sincerely,

/s/ Jim Allegretto

Jim Allegretto
Senior Assistant Chief Accountant
Office of Consumer Products

cc: Devin Bone, Associate, Paesano Akkashian Apkarian, P.C